Evanston Multi-Alpha Fund
(the “Fund”)

Class A Shares

Class I Shares

Supplement dated May 27, 2026 to the Prospectus and
Statement of Additional Information (“SAI”) dated July 25, 2025, as in effect and as may be amended from time to time

This supplement amends certain information in the Prospectus and SAI. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus and SAI.

At a special meeting held on May 15, 2026, the Board of Trustees (the “Board”) of the Fund approved (i) a new investment advisory agreement (the “New Advisory Agreement”) between the Fund and XA Investments LLC (“XAI”), pursuant to which XAI will serve as the investment adviser to the Fund; and (ii) an investment sub-advisory agreement (the “New Sub-Advisory Agreement”) among the Fund, XAI and Evanston Capital Management, LLC (“ECM”), the Fund’s current investment adviser, pursuant to which ECM will continue to manage the Fund’s portfolio as sub-adviser pursuant to the same investment strategy as the Fund currently utilizes with ECM as investment adviser (collectively, the “Transition”). This structure will allow ECM to focus solely on portfolio management of the Fund, with the same portfolio management team that currently manages the Fund. XAI would provide supervision and oversight of ECM and provide certain non-advisory administrative-related and distribution-related services. XAI is a Chicago-based boutique alternative investment management and consulting firm founded by XMS Capital Partners, LLC in 2016.

In connection with the Transition, it is also proposed that the current Board of Trustees be reconstituted at the time of the closing of the Transition and replaced by a six-member Board of Trustees. In addition, it is also being proposed that the Fund, which presently operates as a closed-end tender offer fund, be converted to a closed-end interval fund (the “Proposed Conversion”). In connection with the Proposed Conversion, the Board approved the adoption of a fundamental policy for the Fund to conduct periodic repurchases of its outstanding shares, in accordance with Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Transition, the election of the new Trustees, and the adoption of the new fundamental policy are each subject to shareholder approval.

The proposals will be voted upon at a special meeting of shareholders of the Fund (the “Meeting”) scheduled for August 13, 2026. It is anticipated that the Transition and the reconstitution of the Board, if approved by shareholders, are expected to occur on or about August 13, 2026 following the Meeting, or such later date as mutually agreed upon between ECM and XAI. If approved by shareholders, the Fund will adopt the new fundamental policy to conduct repurchase offers of the Fund’s shares at quarterly intervals pursuant to Rule 23c-3 under the 1940 Act within 15 months following such approval once the Fund and the newly constituted Board determine it to be appropriate from an operational perspective and otherwise advisable to implement the Proposed

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Conversion. The Fund will notify shareholders in advance of the Proposed Conversion being completed. There is no assurance that the shareholders of the Fund will approve the proposals.

Neither the change in the Fund’s investment adviser or the Proposed Conversion will result in any material changes in the day-to-day portfolio management of the Fund or to the Fund’s investment objective and principal investment strategies. The approval of the proposals will not increase the advisory fee rate paid by the Fund and is not anticipated to increase the Fund’s net operating expense ratio for at least one year following the effective date of the New Advisory Agreement and the New Sub-Advisory Agreement. The advisory fee rate will remain the same under the New Advisory Agreement. However, the New Advisory Agreement provides that, if the Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act in the future, the advisory fee will thereafter be accrued daily based on the Fund’s average daily net assets and payable monthly in arrears, rather than being calculated based on the Fund’s net assets determined as of the last calendar day of each month and payable quarterly in arrears. ECM and XAI do not expect such change to materially impact the amount of fees paid by the Fund to XAI under the New Advisory Agreement following the Proposed Conversion. In addition, XAI and ECM have agreed to limit annual operating expenses of the Fund (exclusive of any borrowing and investment-related costs and fees, taxes, extraordinary expenses, the fees and expenses of underlying funds and the advisory fee) to 0.50% per annum of the net asset value of the Fund’s Class I shares and 1.25% per annum of the net asset value of the Fund’s Class A shares (the “New Operating Expense Limitation Agreement”) through the last day of the month in which the one year anniversary of the effective date of the New Advisory Agreement and the New Sub-Advisory Agreement occurs.

No shareholder action is necessary at this time. More detailed information regarding the proposed Transition and the other proposals to be voted upon at the Meeting will be provided in a forthcoming proxy statement. When you receive your proxy statement, please review it carefully and cast your vote.

This Supplement is not a proxy and is not soliciting any proxy, which can only be done by means of a proxy statement.

Please contact the Fund at (833) 821-7800 if you have any questions.

Please retain this Supplement for future reference.

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